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                                                                       EXHIBIT 8

         (601) 968-8459

                                        December 14, 1994





Hancock Holding Company
2510 14th Street
Gulfport, MS 39501


Washington Bancorp, Inc.
919 Washington Street
P.0. Drawer L
Franklinton, Louisiana 70438-0790

Re: Merger of Washington Bancorp, Inc. ("Washington") into Hancock Holding Company ("HHC") (the "Company Merger")


    Merger of Washington Bank and Trust Company (the "Bank") into Hancock Bank of Louisiana ("Hancock Bank") (the "Bank Merger" and, together with the Company Merger, the "Mergers")
    \
Gentlemen:

You have requested our opinion as to certain federal income tax consequences incident to the proposed merger of Washington into HHC and the proposed merger of the Bank into Hancock Bank pursuant to that certain Agreement and Plan of Reorganization ("Agreement"), dated as of July 6, 1994, by and among Washington, HHC, the Bank and Hancock Bank and as described in the Registration Statement on Form S-4, Registration Number 033-56505 ("Registration Statement"), and the final prospectus/proxy statement ("Prospectus") constituting part of the Registration Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Prospectus.
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Washington Bancorp, Inc.
December 14, 1994
Page 2


In rendering this opinion, we have examined only the Agreement and the Prospectus. We have examined applicable federal income tax provisions of the Internal Revenue Code of 1986, as amended ("Code"), and regulatory and case law related thereto. We have made no other examination, and our opinion is accordingly limited by the scope of our review. We have assumed that all required approvals will be received in connection with the Mergers, that the Mergers will take place as described in the Agreement and the Prospectus, and that the Mergers will comply in all respects with applicable provisions of Louisiana law. We have relied without investigation upon statements of fact, representations and warranties set forth in the Agreement and the Prospectus, and we have not independently verified such matters.

We have assumed that the Mergers have been undertaken for valid business purposes and that the Mergers are not part of a larger transaction which, taken as a whole, would not satisfy the reorganization provisions of the Code. We have further assumed that the Washington shareholders have no present plan or intention to dispose of their stock in HHC received as a result of the Company Merger and that such shareholders, considered in the aggregate, will receive and retain a sufficient interest in HHC for a sufficient period of time to satisfy the judicial "continuity of interest" requirement applicable with respect to reorganizations.

Based upon and subject to the foregoing, and further subject to the qualifications and limitations set forth below, we are of the opinion that:

         1. Each of the Mergers will constitute a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code.

         2. No gain or loss will be recognized by a stockholder of Washington upon the exchange of Washington Common Stock solely for shares of HHC Common Stock. (Code Section 354(a)).

         3. The basis of the HHC Common Stock received by a stockholder of Washington upon the exchange of Washington Common Stock for shares of HHC Common Stock will, in each case, be the same as the basis of the Washington Common Stock surrendered in exchange therefor. (Code Section 358(a)(1)).
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Washington Bancorp, Inc.
December 14, 1994
Page 3


         4. The holding period of the HHC Common Stock received by a stockholder of Washington receiving HHC Common Stock will, in each case, include the period during which the Washington Common Stock surrendered in exchange therefor was held (provided that such common stock of Washington was held by such stockholder as a capital asset at the time of the transaction). (Code Section 1223(1)).

         5. Cash, if any, received by a stockholder of Washington in lieu of a fractional share interest of HHC Common Stock will be treated as having been received as a distribution in redemption of the fractional share interest to which the stockholder would otherwise be entitled, and will be subject to the provisions and limitations of Section 302 of the Code. Where such exchange qualifies under Section 302(a), such stockholder will realize and recognize a capital gain or loss assuming the Washington Common Stock was held as a capital asset in such stockholder's hand at the time of the Company Merger.

Our opinions herein contained are subject to the following qualifications:

(i) The federal income tax consequences described above do not apply to any stockholders of Washington who exercise their dissenters' rights and receive only cash in exchange for their shares of Washington Common Stock.

(ii) The opinions expressed in this letter are based upon the applicable laws, regulations and ordinances in effect as of the date of this letter. In delivering this letter to you, we are not undertaking to apprise you either of any transactions, events or occurrences taking place after the date of this letter of which we may acquire any knowledge or any change in any applicable laws taking place after the date of this letter which may affect our opinions set forth herein.

(iii) We are members of the bar of the State of Mississippi and do not purport to be expert upon, or to express any opinion herein concerning, any laws other than the laws of the State of Mississippi and federal law of the United States of America. This opinion is limited to matters arising under and governed by the provisions of the Code relating to federal income tax and applicable regulatory and case law promulgated thereunder or pursuant thereto. We expressly decline to render any opinion as to the effect of state, local or other tax or other laws.
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Washington Bancorp, Inc.
December 14, 1994
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(iv)             Our opinion is limited to the specific opinions expressed
                 above, and no other opinions are intended or should they be inferred.

(v) This opinion is rendered as of the date hereof and is solely for the benefit of the addressees and not for the benefit of any other person or entity. Accordingly, without our prior written consent, except as set forth below, this letter may not be quoted in whole or in part or otherwise referred to in any report or document or otherwise referred to or circulated in connection with any transactions other than those contemplated hereby. Notwithstanding the foregoing sentence, we consent to the use of this opinion in the Registration Statement to be filed by HHC for the registration of 542,770 shares of HHC Common Stock to be issued in the Merger and to the reference to this firm under the caption "Legal Matters" in the Prospectus/Proxy Statement comprising part of such registration Statement.

Very truly yours,

HEIDELBERG & WOODLIFF, P.A.


/s/ Heidelberg & Woodliff, P.A.